Sun Life hosting IFRS 17 investor education call

TORONTO, ON – (May 31, 2022) - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) is hosting an IFRS 17 investor education session and Q&A today, Tuesday, May 31, 2022 at 8:30 a.m. ET. Materials related to the presentation are now available online at www.sunlife.com/UpcomingEvents.

Date:	Tuesday, May 31, 2022
Time:	8:30 a.m. – 10 a.m. ET
Participants:	Kevin Strain, President & Chief Executive Officer
	Manjit Singh, EVP & Chief Financial Officer
	Natalie Brady, SVP, Strategic Finance Initiatives (IFRS 17 Project Lead)
	Kevin Morrissey, SVP & Chief Actuary

To listen to the live webcast visit www.sunlife.com/UpcomingEvents 10 minutes prior to the start of the presentation. An archive will be available on the website following the event.

To listen via telephone, please call 10 minutes prior to the scheduled start time as follows:
Participant Dial In (Toll Free): 1-(877) 658-9101, conference ID 2486270
Participant Dial In (International): (602) 563-8756, conference ID 2486270

A replay of the conference call will be available from Tuesday, May 31, 2022 at 12 p.m. ET until 12 p.m. ET on Tuesday, June 14, 2022 by calling 404-537-3406 or 1-855-859-2056 (toll free within North America) using Conference ID: 2486270.

About Sun Life
Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2022, Sun Life had total assets under management of $1.35 trillion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

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Media Relations Contact:	**Investor Relations Contact:**
Krista Wilson	Yaniv Bitton
Director	Vice-President, Head of Investor Relations &
Corporate Communications	Capital Markets
T. 226-751-2391	T. 416-979-6496
krista.wilson@sunlife.com	yaniv.bitton@sunlife.com